SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated November 4, 2021 re TAT Technologies Ltd. Reports Third Quarter 2021 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Third Quarter 2021 Results

GEDERA, Israel, November 4, 2021 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three month and nine month periods ended September 30, 2021.

Key Financial Highlights:

•
Revenues for Q3 2021 were $17.6 million compared to $16.8 million in Q3 2020.  Revenues for the nine-month period that ended on September 30, 2021 were $57.6 million compared with $58.8 million in the nine-month period that ended on September 30, 2020.

•
Gross profit for Q3 2021 more than doubled to $3 million (16.8% as a percentage of revenues) compared with $1.4 million (8.3% as a percentage of revenues) in Q3 2020.  Gross profit for the nine-month period that ended on September 30, 2021, was $9.5 million (16.5% as a percentage of revenues) compared with $7.5 million (12.7% as a percentage of revenues) in the nine-month period that ended on September 30, 2020.

•
Adjusted EBITDA for Q3 2021 significantly improved to $1.03 million compared with negative $0.3 million in Q3 2020. Adjusted EBITDA for the nine-month period that ended on September30, 2021 improved by 40% to $3 million compared with $2.2 million in the nine-month period that ended on September 30, 2019.

•
Net loss continues to decrease and was ($0.97) million, or loss of ($0.11) per diluted share in Q3 2021 compared with a net loss of ($1.6) million, or ($0.16) per diluted share in Q3 2020. Net loss was ($2.86) million (out of which $2.54 million in restructuring costs) , or loss of ($0.32) per diluted share in the nine-month period that ended on September 30, 2021, compared with a net loss of ($3.38) million, or ($0.37) per diluted share in the nine-month period that ended on September 30, 2020.

•
The implementation of the strategic footprint rationalization scheme is on-track. The main objective of the new footprint calls for concentration in three main production facilities (instead of four) and the creation of a “center of excellence” in the heat transfer activities. In connection with such plan, the Company incurred restructuring expenses of $2.5 million and capital expenditures of $3.1 million in the nine months of 2021.

Mr. Igal Zamir, CEO and President of TAT Technologies stated, “During the last quarter we continued the strategic rationalization scheme to reduce the main production sites from four to three.  We expect to benefit from the internal synergies of combining the heat transfer activity in one center of excellence and improve our cost structure. The process is progressing on track and is expected to be completed by Q2\22.   We continued strengthening our position as Honeywell's premier partner to serve Honeywell's main line of APUs that are used in the majority of the active platform (including the Boeing 737 family and the Airbus 320 family). In this regard we continue to build our capabilities to serve new platform and increase revenues from this segment starting from 2022”.  Mr. Zamir continues: “we continue to enjoy US grants in support of the pandemic impact of $2.5M in Q3 and see a sequential improvement in volumes of the MRO activity as the commercial airline industry starts to recover from the meaningful slow-down of the pandemic”.

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA.  The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Adjusted EBITDA is calculated as net income excluding the impact of: the Company's share in results of affiliated companies, share-based compensation, taxes on income, discontinued operation, financial (expenses) income, net, depreciation and amortization. Adjusted EBITDA, however, should not be considered as alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor it is meant to be predictive of potential future results. Adjusted EBITDA is not measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA in pages 13 below.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	September 30,	December 31,
	2021	2020
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,689	$24,128
Accounts receivable, net	13,155	11,355
Inventory, net	40,527	41,223
Other current assets and prepaid expenses	5,428	2,737

Total current assets	72,799	79,443

NON-CURRENT ASSETS: Restricted deposit	330	176
Investment in affiliates	697	771
Funds in respect of employee rights upon retirement	1,019	1,186
Deferred income taxes	742	566
Intangible assets, net	1,881	1,475
Property, plant and equipment, net	29,482	25,737
Operating lease right of use assets	4,888	6,767

Total non-current assets	39,039	36,678
Total assets	$111,838	$116,121

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loans	1,269	1,477
Credit line from bank	6,010	3,000
Accounts payable	6,216	12,222
Accrued expenses	7,568	6,691
Operating lease liabilities	1,615	1,614
Provision for restructuring plan	470	-
Liabilities belong to discontinued operation	-	179

Total current liabilities	23,148	25,183

NON CURRENT LIABILITIES:
Long-term loans	5,221	3,489
Liability in respect of employee rights upon retirement	1,361	1,410
Operating lease liabilities	4,691	5,758

Total non-current liabilities	11,273	10,657

Total liabilities	$34,421	$35,840
EQUITY:
Share capital	2,809	2,809
Additional paid-in capital	65,813	65,711
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income	21	128
Retained earnings	10,859	13,721
Total shareholders' equity	77,417	80,281

Total liabilities and shareholders' equity	$111,838	$116,121

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$5,268	$4,822	$18,221	$18,157	$22,739
Services	12,351	11,995	39,343	40,667	52,620
	17,619	16,817	57,564	58,824	75,359

Cost of goods:
Products	5,226	4,383	16,362	16,156	20,751
Services	9,443	11,036	31,700	35,179	46,173
	14,668	15,419	48,062	51,335	66,924
Gross Profit	2,951	1,398	9,502	7,489	8,435

Operating expenses:
Research and development, net	97	62	368	131	185
Selling and marketing	1,330	920	3,993	2,986	4,369
General and administrative	2,043	1,813	5,974	5,542	7,612
Restructuring and other expenses	122	-	2,538	21	315
	3,592	2,795	12,873	8,680	12,481

Operating loss	(641)	(1,397)	(3,371)	(1,191)	(4,046)

Financial expenses, net	(257)	(177)	(117)	(248)	(770)

Income (loss) before taxes on income (tax benefit)	(898)	(1,574)	(3,488)	(1,439)	(4,816)

Taxes on income (tax benefit)	73	(180)	(198)	(48)	(1,517)

Income (loss) before equity investment	(971)	(1,394)	(3,290)	(1,391)	(3,299)

Share in results of affiliated companies	(36)	(62)	(75)	(179)	(185)

Net income (loss) from continued operation	$(1,007)	$(1,456)	$(3,365)	$(1,570)	$(3,484)

Net profit (loss) from discontinued operation	$40	$(120)	$503	$(1,806)	$(1,845)

Net income (loss)	$(967)	$(1,576)	$(2,862)	$(3,376)	$(5,329)

Basic and diluted income (loss) per share

Net income (loss) per share from continued operation	$(0.11)	$(0.16)	$(0.38)	$(0.17)	$(0.39)
Net loss per share from discontinued operation	$0	$0	$0.06	$(0.2)	$(0.21)
Net income (loss) per share	$(0.11)	$(0.16)	$(0.32)	$(0.37)	$(0.6)

Weighted average number of shares outstanding
Basic	8,874,696	8,874,696	8,874,696	8,874,696	8,874,696
Diluted	8,874,696	8,874,696	8,874,696	8,874,696	8,874,696

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net income (loss)	$(967)	$(1,576)	$(2,862)	$(3,376)	$(5,329)
Other comprehensive income
Net unrealized income (loss) from derivatives	21	(33)	(107)	(7)	232
Reclassification adjustments for gains (losses) included in net income and inventory	-	-	-	5	(130)
Total other comprehensive income (loss)	$(946)	$(1,609)	$(2,969)	$(3,378)	$(5,227)

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	TAT Technologies Ltd. Shareholders
	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2018	9,122,501	$2,802	$65,535	$(206)	$(2,088)	$18,244	$84,294
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019:
Comprehensive income	-	-	-	232	-	806	1,038
Share based compensation expenses	-	-	38	-	-	-	38
BALANCE AT DECEMBER 31, 2019	9,149,169	$2,809	$65,573	$26	$(2,088)	$19,050	$85,370
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Comprehensive loss	-	-	-	102	-	(5,329)	(5,227)
Share based compensation expenses	-	-	138	-	-	-	138
BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	$13,721	$80,281
CHANGES DURING THE YEAR ENDED SEPTEMBER 30, 2021 (unaudited):
Comprehensive (loss)	-	-	-	(107)	-	(2,862)	(2,969)
Share based compensation expenses	-	-	105	-	-	-	105
BALANCE AT SEPTEMBER 30, 2021 (unaudited)	9,149,169	$2,809	$65,816	$21	$(2,088)	$10,859	$77,417

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,				December 31,
	2021	2020	2021	2020	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(967)	$(1,576)	$(2,862)	$(3,376)	$(5,329)
Net income (loss) from continued operations	(1,007)	(1,456)	(3,365)	(1,570)	(3,484)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	1,440	1,079	3,577	3,107	4,065
Loss (gain) from change in fair value of derivatives	(21)	(14)	(46)	7	(34)
Provision for doubtful accounts	7	(73)	49	133	(8)
Share in results of equity investment of affiliated Company	36	62	75	179	185
Share based compensation	47	33	105	110	138
Non cash finance expense	(13)	57	(407)	(48)	566
Provision for restructuring expenses	-	-	470	-	-
Liability in respect of employee rights upon retirement	(59)	(159)	(49)	(300)	(341)
Impairment of intangible assets	-	-	-	-	298
Impairment of fixed assets	-		1,800		-
Deferred income taxes, net	104	441	(176)	384	(1,438)
Government loan forgiveness	-	(794)	(1,442)	265	-
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	1,733	787	(1,693)	7,027	9,472
Decrease (increase) in other current assets and prepaid expenses	1,161	(729)	(1,177)	(605)	310
Decrease (increase) in inventory	(1,634)	1,674	(185)	3,039	1,868
Increase (decrease) in trade accounts payable	(1,303)	307	191	(2,913)	(5,336)
Increase (decrease) in accrued expenses	(836)	(995)	(532)	(1,080)	(252)
Decrease in other long-term liabilities	(73)	-	(39)	(62)	(62)
Net cash provided by operating activities	$(418)	$220	$(2,773)	$7,673	$5,947
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	-	-	-	(22)	-
Increase in long-term deposits	-	(2)	-	(165)	-
Purchase of property and equipment	(4,652)	(1,253)	(13,275)	(3,012)	(3,894)
Purchase of intangible assets	(11)	(950)	(555)	(950)	(1,513)
Cash flows used in investing activities	$(4,663)	$(2,205)	$(13,830)	$(4,149)	$(5,407)
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term credit received from banks	-	-	3,000	-	3,960
Proceeds from long-term loans received	-	-	3,042	4,841	3,692
Cash flows provided by financing activities	$-	$-	$6,042	$4,841	$7,652
Cash flows from discontinued operations: Net profit (loss) from discontinued operation	$40	$(120)	$503	$(1,806)	$(1,845)
Net cash provided by operating activities	88	175	(156)	1,588	1,998
Net cash provided by (used in) discontinued activities	$128	$55	$347	$(218)	$153

Net increase (decrease) in cash and cash equivalents	(4,953)	(1,930)	(10,285)	8,147	8,345
Cash and cash equivalents at beginning of period	18,872	26,036	24,304	15,959	15,959
Cash and cash equivalents at end of period	$14,019	$24,106	$14,019	$24,106	$24,304

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2021	2020	2021	2020	2020

Net income (loss)	$(967)	$(1,576)	$(2,862)	$(3,376)	$(5,329)
Adjustments:
Share in results of equity investment of affiliated companies	36	62	75	179	185
Taxes on income (tax benefit)	73	(180)	(198)	(48)	(1,517)
Financial expenses, net	257	177	117	250	770
Depreciation and amortization	1,495	1,060	3,758	3,250	4,219
Restructuring expenses	130	-	2,559	-	-
Exit and disposal activities	-	-	-	21	805

Discontinued operation (income) loss	(40)	120	(503)	1,806	1,845
Share based compensation	47	33	105	110	138
Adjusted EBITDA	$1,031	$(304)	$3,051	$2,192	$1,116

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: November 4, 2021